Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2013	2012

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$11,844	11,749
Distributions less than equity in earnings of affiliates	(585)	(408)
Fixed charges, excluding capitalized interest*	548	696

	$11,807	12,037

Fixed Charges
Interest and debt expense, excluding capitalized interest	$420	589
Capitalized interest	538	449
Interest portion of rental expense	50	40

	$1,008	1,078

Ratio of Earnings to Fixed Charges	11.7	11.2

* Includes amortization of capitalized interest totaling approximately $78 million in 2013 and $67 million in 2012.